SICHENZIA ROSS FRIEDMAN FERENCE LLP
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February 2, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Sonia Barros, Esq.
            Mail Stop 6010


         Re:      Optigenex Inc. (the "Company")
                  Amendment No. 3 to Form SB-2
                  File No. 333-129074


Dear Ms. Barros:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 2 (the "Amendment") to the Company's registration statement on Form SB-2 (the "Registration Statement"). One of the copies has been marked to show changes from the second amendment to the Registration Statement ("Amendment No. 2") that was filed on January 19, 2006. By letter dated January 27, 2006, the staff of the Securities and Exchange Commission (the "Staff") issued comments on Amendment No. 2. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment. Page references in the responses are to the marked version of the document.

General

1. Please note that our responses reference the page numbers in the courtesy copy of your registration statement and prospectus marked to show changes from the previous filing.

The Company has taken note of the Staff's comment.

Business

Infomercial Production, page 23

2. We note your statement here that you anticipate completion of the infomercial in the fourth quarter of 2005. Please revise your disclosure to indicate if the infomercial was completed. If not, please provide an updated schedule.

The Company has made revisions in response to the Staff's comments. See pages 1, 3 and 12 of the Registration Statement.

Intellectual Property, page 25

3. We note your disclosure in footnote 7 to your financial statements that, at December 31, 2004, management has determined that six of the seven patents and one of the two patents pending that were licensed in connection with the Giampapa Acquisition will not be utilized and are not expected to generate any revenue for the foreseeable future. These patents relate to various implantable and subcutaneous therapeutic agent delivery systems. Accordingly, an impairment charge of $1,405,200 was taken to reflect the write-off of the net book value of the impaired assets.

Please add a brief statement in the business section regarding the status of these patents. You should explain that the patents will not be utilized and are not expected to generate any revenue for the foreseeable future and that the company has taken an impairment charge.

The Company has made revisions in accordance with the Staff's comments. See page 26 of the Registration Statement.

Royalty Agreement, page 26

4. We note your response to our prior comment 16 and believe your disclosure still requires clarification. Please clarify the following:

            o Please disclose the identity of the "four individuals" to whom you owe the $309,182 royalty obligation discussed in the first paragraph.

            o If the second paragraph in this section you state that the royalty payments due to CampaMed are for an aggregate amount of $500,000, that $38,518 has already been paid and that only $309,l82 remains outstanding. Please revise to clarify this discrepancy.

            o Please disclose to whom you owe the royalty obligation discussed in the third paragraph of this section, for products containing Nicoplex or Thiol.

The Company has made revisions in accordance with the Staff's comments. See page 26 of the Registration Statement.

Financial Statements

Notes to Financial Statements

Note 2. Merger with Vibrant Health International, page F-9 and

Note 3. Net Loss per Share, page F-9

5. Your response to prior comment 1 7 states that "the Company's disclosure indicates that it deemed the 8,621,255 shares as issued and outstanding at January 1, 2003 only for the purpose of calculating loss per share". Based on your disclosure that the Vibrant shares received by Optigenex were equal to the total number of Optigenex shares outstanding on July 30, 2004, it appears that the number of shares used in calculating loss per share should be based on the weighted average number of Optigenex shares outstanding for the periods immediately prior to the transaction. The calculation should reflect the restated equivalent shares received by Optigenex in the transaction assuming an exchange ratio of 1:1. Please revise your calculations of loss per share and any related disclosures and amend your Form l0-KSB for 2004 and 2003 accordingly or explain to us your basis for deeming the 8,621,255 shares as issued and outstanding at January 1, 2003 for the purpose of calculating loss per share.

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

The Company has made revisions in accordance with the Staff's comment. See page F-4 of the Registration Statement. The Company has evaluated the impact on its applicable filings and has restated its September 30, 2005 Form 10-QSB and provided a courtesy copy for your review. The Company intends to file an amended Form 10-KSB for the year ended December 31, 2004 no later than February 8, 2005. In accordance with the Staff's explanation during telephone conferences on February 1, 2006, the Company is only making changes to the MD&A and the financial statements included in that document. All other periodic filings were determined to have not been impacted at all or impacted only to an immaterial extent and will therefore not be amended.

Condensed Financial Statements

6. We note you have restated your interim financial statements to reflect the revised accounting treatment for the convertible notes and warrants. Please address the following disclosures in the registration statement and in an amendment to the Form 10-QSB for September 30, 2005 regarding the restatement of previously issued financial statements:

      o     Please label the appropriate financial statements as "restated."
      o Please add a note to your financial statements to provide all the information required by paragraphs 36 and 37 of APB Opinion 20.
      o Please provide a head note to your amended Form 10-QSB indicating the reason for the amendment.
      o Please revise your controls and procedures disclosure in the amended Form 10-QSB to specifically address the impact of the restatement on your evaluation of your disclosure controls and procedures.
      o Please file currently dated management certifications with your amended 10-QSB.
      o Please refer to the requirement to file an Item 4.02 Form 8-K when previously issued financial statements can no longer be relied upon because of an error in the financial statements.

The Company has filed an amendment to its Form 10-QSB for the quarter ended September 30, 2005 containing restated financial statements. In addition, it has filed a Current Report on Form 8-K.

Notes to Condensed Financial Statements

Note 6. Callable Secured Convertible Notes, page F-24

7. Please expand your disclosures in response to prior comment 20 to clarify the method used to amortize the $1.3 million discount over the three year term of the convertible notes. We assume that you have used the interest method. If not, please advise us.

The Company advises the Staff that used the straight-line method to amortize the debt discount for the quarter ended September 30, 2005. This method resulted in amortization expense of $36,111. (($1,300,000/36) X 1 month during the quarter). The amortization using the interest method would have been $41,783. Management believes that the difference of approximately $5,500 is not material; however, it intends to apply the interest method going forward.

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

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.


                                                         Very truly yours,

                                                         /s/ Louis A. Brilleman

                                                         Louis A. Brilleman

































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